Independent Accountants
Report


To the Board of Trustees of Smith Barney Adjustable Rate
Government
Income Fund and the Securities and Exchange Commission:

We have examined management's assertion about Smith Barney Adjustable Rate Government Income Fund's (the "Fund") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 27, 1998 and for the period from September 30, 1997 (the date of our last examination) through February 27, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 1998 and for the period from September 30, 1997 through February 27, 1998, with respect to securities transactions, without prior notice to management:

    Count and inspection of all securities located in the vault of Bankers Trust in New York without prior notice to management,

    Agreement of all securities reported by the Fund's records to PNC Bank's (the "Custodian") records as of February 27, 1998,

    Confirmation of all futures and reverse repurchase agreements shown on the Fund's accounting records as of February 27, 1998 with respective counterparties and agreement of underlying collateral with Custodian records,

    Confirmation of all trades shown as pending on the Fund's accounting records as of February 27, 1998 with respective counterparties and verification of such trades with Custodian records,





    Review of the Custodian's Report on Policies and Procedures Placed in Operation and Tests of Operating Effectiveness Pertaining to Custody Services ("SAS 70 Report") for the period January 1, 1997 to September 30, 1997 noting no exceptions reported in the areas of Asset Safekeeping, Security Transaction Processing, Asset Maintenance and Computerized Information Systems,

     Representation from the Custodian that all control policies and procedures as detailed in the Custodian's SAS 70 Report identified in the prior paragraph, have remained in operation and functioned adequately from September 30, 1997 through February 27, 1998, and

    Tests of selected security transactions since the date of our last report.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that Smith Barney
Adjustable Rate Government Income Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment
Company Act of 1940 as of February 27, 1998 and for the period from September 30, 1997 through February 27, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Smith Barney Adjustable Rate Government Income Fund and the Securities and Exchange Commission and should not be used for any other purpose.





March 16, 1998